**ING Life Insurance and Annuity Company**
**and its**
**Variable Annuity Account C**

**Multiple Sponsored Retirement Options**

**Supplement dated July 21, 2010 to the Contract Prospectus**
**and Contract Prospectus Summary, each dated April 30, 2010, as amended**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

The following revises information provided in the supplement dated April 30, 2010. Item #3 in the supplement is deleted in its entirety and replaced with the following:

3.  Effective July 19, 2010, the following information is added to Appendix V – Description of Underlying Funds:

| Fund Name | Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|---|
| **Wells Fargo Funds Trust – Wells Fargo Advantage Special Small Cap Value Fund** | Wells Fargo Funds Management, LLC<br><br>**Subadviser:**<br>Wells Capital Management Incorporated | Seeks to produce growth of capital. |